

SECURIT 07007453 N


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2006 AND ENDING December 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carmichael Securities Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1507 West Parkside Lane
(No. and Street)

Phoenix (City) Arizona (State) 85027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Carmichael 623-580-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue, Suite 900 Phoenix Arizona 85004
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Ralph W. Carmichael, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to Carmichael Securities Company LLC as of and for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Ralph W. Carmichael
Managing Member

Sworn to before me this
6th day of February 2007



Notary Public



DONNA TARANTO
Notary Public - Arizona
Maricopa County
My Commission Expires
June 22, 2008

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

BDO SEIDMAN ALLIANCE

INDEPENDENT AUDITORS' REPORT

To The Member of
Carmichael Securities Company LLC

We have audited the accompanying statement of financial condition of Carmichael Securities Company LLC as of December 31, 2006 and the related statement of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carmichael Securities Company LLC as of December 31, 2006 and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple, Marchal & Cooper, LLP
Certified Public Accountants

Phoenix, Arizona
January 25, 2007



CARMICHAEL SECURITIES COMPANY LLC

Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	64,374
Prepaid expenses		2,270
Deposits		545
Total Assets	$	67,189

LIABILITIES and MEMBER'S EQUITY

Accrued expenses	$	4,500
Member's equity		62,689
Total Liabilities and Member's Equity	$	67,189

END

The accompanying notes are an integral part of these financial statements.